Exhibit 99.1

News Release #13/2013
2013-08-08

Boleo Project Receives Further Funding and Baja Mining Interest in MMB Adjusted to 10 Percent

Vancouver, August 8, 2013 - Baja Mining Corp. ("Baja") (TSX: BAJ - OTCQB: BAJFF) has been informed by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. ("MMB") that Korea Resources Corporation ("KORES") has contributed an additional US$74.7 million in construction funding to MMB.

This latest funding completes the third and final components of the committed pro rata contributions of the Phase II funding requirement of US$443.4 million to further advance the construction of the Boleo Project, and reduces Baja’s interest in MMB from 15.7% to 10.0%. Please refer to Baja’s February 12, 2013, news release for further details relating to the Consortium’s Phase II funding commitment.

This latest contribution brings to US$458.7 million the total funding provided to the Project by KORES subsequent to the completion of the US$90 million Phase I funding and related loss of control of MMB in August 2012.

The latest standstill agreement with MMB’s senior lenders expired in May 2013. Baja has been informed by MMB that numerous discussions have taken place regarding a further extension, but no agreement has been reached to extend the standstill agreement. As a result, the Commercial banks exercised the right to close out their hedge positions, which they completed in July 2013, resulting in a payment to MMB of $1.2 million.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604 685 2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the 2012 company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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